MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

October 18, 2013

VIA EDGAR

Mr. Jeffrey Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Mainstay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Mr. Foor:

This letter responds to comments that you provided telephonically on August 13, 2013 regarding Post-Effective Amendment No. 54 to the Registrant’s registration statement on Form N-1A, filed on June 28, 2013. This filing pertains to the registration of one new series of the Registrant, MainStay Emerging Markets Opportunities Fund (the “Fund”).

Comment 1: You asked that we revise the Fees and Expenses table to more clearly indicate that “Dividend Expense on Securities Sold Short” and “Broker Fees and Charges on Short Sales” are sub-categories of “Other Expenses”.

Response: We have revised the table to remove the entries in question as we do not believe that they are required.

Comment 2: You asked that we include the contingent deferred sales charge in the Fees and Expenses table.

Response: The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses would be misleading to shareholders. For that reason, the Registrant respectfully declines to make the proposed change.

Comment 3: You asked that we delete the rows for “5 Years” and “10 Years” in the Example table, as per the instructions to Form N-1A.

Response: We have revised the table as requested.

Comment 4: You asked that we revise the first sentence of the first paragraph under “Principal Investment Strategies” to indicate the type of securities in which the Fund may invest.

Response: We have made the requested revision.

Comment 5: You asked that we revise the “Principal Investment Strategies” section to include a statement that the Fund may invest in companies in all capitalization ranges, or, if applicable, a statement regarding any capitalization restrictions.

Response: We have revised this section to indicate that the Fund may invest in securities issued by entities without regard to market capitalization.

Comment 6: You asked us to confirm that we cover written credit default swaps at the full notional value of the swap.

Response: We confirm that, if the Fund were to invest in a written credit default swap, we would cover such swap at the full notional value of the swap for purposes of the Investment Company Act of 1940, as amended.

Comment 7: You asked that we revise the second paragraph under “Investment Process” to indicate how we determine if a security is overpriced or underpriced.

Response: We have revised this paragraph to more accurately describe the Fund’s investment process.

Comment 8: You asked that we explain how we expect to achieve returns that are uncorrelated to the market as a whole, while keeping the Fund’s net exposure to the market between 80% and 100%, similar to that of a “long only” strategy.

Response: We have revised the “Principal Investment Strategies” section to remove reference to returns that are uncorrelated to the market as a whole. This section now states:

The Subadvisor believes that the use of both long and short positions better enables the Fund to seek to produce returns that are in excess of the MSCI Emerging Markets Index.

Comment 9: You asked that we remove “Money Market Fund Regulatory Risk” as this type of investment is not part of the Fund’s principal investment strategy.

Response: We have made the requested revision.

Comment 10: You asked that we confirm that we provide investors with prior notice (in addition to prospectus disclosure) that investments in Class A shares may be converted to Investor Class shares if certain conditions are met.

Response: We confirm that in addition to our prospectus disclosure, we provide shareholders with notice of the conversion feature of Class A shares in a number of ways including through our website and shareholder newsletters.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert
Thomas C. Humbert
Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber